

October 4, 2011

Via E-mail
Joel Legon
Interim Chief Financial Officer
Comverse Technology, Inc.
810 Seventh Avenue
New York, New York 10019

> **Re: Comverse Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed May 31, 2011**
> **File No. 000-15502**

Dear Mr. Legon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Backlog, page 8

1. We note your disclosure of back-logged orders on pages eight and 18. Please revise to include an indication of the portion thereof not reasonably expected to be filled within the current fiscal year, as well as seasonal or other material aspects of the backlog. Refer to Item 101(c)(viii) of Regulation S-K.

Risk Factors, page 22

2. Expand your risk factors, where appropriate, to provide quantitative disclosure to enable investors to assess the scope of the risks. For example, quantify the portion of your revenues attributable to India in the fiscal year ended January 31, 2011 in "Comverse is required to comply with stringent standards imposed through Indian telecommunications service providers…" (page 31). Quantify the portion of your total revenue derived from

customers outside of the United States in "[o]ur subsidiaries have significant international sales…" (page 38), and expand your discussion of your "significant operations" in Israel, as noted in "[c]onditions in Israel and the surrounding Middle East materially adversely affect our subsidiaries…" on page 40. These are just examples.

Controls and Procedures, page 118

3. We note your statement that you have certain material weaknesses for which the related remedial measures can only be fully assessed when performed in concert with a timely financial statement close and reporting process (page 121). Please disclose when management anticipates all of the deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected.

Individual Performance Objectives, page 147

4. The chart on page 148 appears to contain certain inaccuracies. The weighting of Annual Revenue at Comverse should be 10%, not 30% according to your disclosure on page 147. The percentage payout reflected in the first two rows appears to be the final percentage payout taking into account the weighting of the relevant objective, whereas the percentage payout for the last three objectives does not appear to take into account the weighting of the relevant objectives. Please revise or advise.

Signatures

5. Your Form 10-K should also be signed by your controller or principal accounting officer. See General Instruction D(2) to Form 10-K.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Plowgian, Attorney-Adviser at (202) 551-3368 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director